UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: the press releases dated:

a.	October 4, 2021, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from September 27, 2021 to October 1, 2021;
b.	October 11, 2021, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from October 4, 2021 to October 8, 2021;
c.	October 18, 2021, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from October 11, 2021 to October 15, 2021;
d.	October 25, 2021, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from October 18, 2021 to October 22, 2021; and
e.	November 1, 2021, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from October 25, 2021 to October 29, 2021.

PR N°C3041C

STMicroelectronics Announces Status of

Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Sep 27, 2021 to Oct 01, 2021

AMSTERDAM – October 04, 2021 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated July 1, 2021. The Program was approved by a shareholder resolution dated May 27, 2021 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between Sep 27, 2021 to Oct 01, 2021 (the “Period”), of 31,587 ordinary shares (equal to 0.003% of its issued share capital) at the weighted average purchase price per share of EUR 37.9416 and for an overall price of EUR 1,198,462.66.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
28-Sep-21	18,000	37.9613	683,303.40	XPAR
29-Sep-21	13,587	37.9156	515,159.26	XPAR
Total for Period	31,587	37.9416	1,198,462.66

Following the share buybacks detailed above, the Company holds in total 2,963,850 treasury shares, which represents approximately 0.3% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

PR N°C3043C

STMicroelectronics Announces Status of

Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Oct 04, 2021 to Oct 08, 2021

AMSTERDAM – October 11, 2021 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated July 1, 2021. The Program was approved by a shareholder resolution dated May 27, 2021 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between Oct 04, 2021 to Oct 08, 2021 (the “Period”), of 213,678 ordinary shares (equal to 0.02% of its issued share capital) at the weighted average purchase price per share of EUR 36.4350 and for an overall price of EUR 7,785,354.38.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
4-Oct-21	40,732	36.5416	1,488,412.45	XPAR
5-Oct-21	42,378	36.4962	1,546,635.96	XPAR
6-Oct-21	43,187	36.1733	1,562,216.31	XPAR
7-Oct-21	43,539	36.7512	1,600,110.50	XPAR
8-Oct-21	43,842	36.2205	1,587,979.16	XPAR
Total for Period	213,678	36.4350	7,785,354.38

Following the share buybacks detailed above, the Company holds in total 3,177,720 treasury shares, which represents approximately 0.3% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

PR N°C3045C

STMicroelectronics Announces Status of

Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Oct 11, 2021 to Oct 15, 2021

AMSTERDAM – October 18, 2021 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated July 1, 2021. The Program was approved by a shareholder resolution dated May 27, 2021 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between Oct 11, 2021 to Oct 15, 2021 (the “Period”), of 224,917 ordinary shares (equal to 0.02% of its issued share capital) at the weighted average purchase price per share of EUR 35.9514 and for an overall price of EUR 8,086,074.76.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
11-Oct-21	44,265	35.7543	1,582,664.09	XPAR
12-Oct-21	44,839	35.5617	1,594,551.07	XPAR
13-Oct-21	44,939	35.5586	1,597,967.93	XPAR
14-Oct-21	45,160	36.3065	1,639,601.54	XPAR
15-Oct-21	45,714	36.5597	1,671,290.13	XPAR
Total for Period	224,917	35.9514	8,086,074.76

Following the share buybacks detailed above, the Company holds in total 3,402,637 treasury shares, which represents approximately 0.4% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

PR N°C3047C

STMicroelectronics Announces Status of

Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Oct 18, 2021 to Oct 22, 2021

AMSTERDAM – October 25, 2021 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated July 1, 2021. The Program was approved by a shareholder resolution dated May 27, 2021 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between Oct 18, 2021 to Oct 22, 2021 (the “Period”), of 213,514 ordinary shares (equal to 0.02% of its issued share capital) at the weighted average purchase price per share of EUR 37.0671 and for an overall price of EUR 7,914,349.67.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
18-Oct-21	43,636	36.3702	1,587,050.05	XPAR
19-Oct-21	41,908	36.8554	1,544,536.10	XPAR
20-Oct-21	42,015	36.8917	1,550,004.78	XPAR
21-Oct-21	42,861	37.2964	1,598,561.00	XPAR
22-Oct-21	43,094	37.9217	1,634,197.74	XPAR
Total for Period	213,514	37.0671	7,914,349.67

Following the share buybacks detailed above, the Company holds in total 3,616,151 treasury shares, which represents approximately 0.4% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

PR N°C3049C

STMicroelectronics Announces Status of

Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Oct 25, 2021 to Oct 29, 2021

AMSTERDAM – November 1, 2021 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated July 1, 2021. The Program was approved by a shareholder resolution dated May 27, 2021 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between Oct 25, 2021 to Oct 29, 2021 (the “Period”), of 211,043 ordinary shares (equal to 0.02% of its issued share capital) at the weighted average purchase price per share of EUR 39.2687 and for an overall price of EUR 8,287,385.61.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
25-Oct-21	43,890	37.9466	1,665,476.27	XPAR
26-Oct-21	42,498	38.7475	1,646,691.26	XPAR
27-Oct-21	40,588	38.4527	1,560,718.19	XPAR
28-Oct-21	40,812	40.6337	1,658,342.56	XPAR
29-Oct-21	43,255	40.6001	1,756,157.33	XPAR
Total for Period	211,043	39.2687	8,287,385.61

Following the share buybacks detailed above, the Company holds in total 3,827,194 treasury shares, which represents approximately 0.4% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 3, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services